SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: March 26, 2020

List of materials

Documents attached hereto:

i) Press release: Sony Electronics Corporation to be Established

News & Information	Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo

No. 20-021E March 26, 2020

Sony Electronics Corporation to be Established

Tokyo, Japan -- Sony Corporation (“Sony”) today announced that it will establish an intermediate holding company “Sony Electronics Corporation” effective April 1st, 2020. Sony Electronics Corporation will incorporate the three businesses that comprise its Electronics Products & Solutions (“EP&S”) segment (Imaging Products & Solutions, Home Entertainment & Sound, and Mobile Communications) and related global sales and marketing, manufacturing, logistics, procurement and engineering platforms.

Through the establishment of Sony Electronics Corporation, Sony will not only accelerate the integrated operation of the EP&S businesses, but also aim to optimize its organizational structure, talent and business portfolio, while further enhancing competitiveness and creating new business.

Sony Electronics Corporation Executive Appointments
As of April 1st , 2020

Representative Director and President, CEO                                                                                                                       Shigeki Ishizuka
Senior Executive Vice President, Sony Corporation
Officer in charge of Electronics Products & Solutions Business
Officer in charge of Storage Media Business
Representative Director and President, Sony Imaging Products & Solutions Inc.

Representative Director and Executive Deputy President, COO                                                                                       Ichiro Takagi
Senior Executive Vice President, Sony Corporation
Assistant to Senior Executive Vice President in charge of Electronics Products & Solutions Business
Officer in charge of Home Entertainment & Sound Business
Officer in charge of Consumer AV Sales & Marketing
Officer in charge of Manufacturing, Logistics, Procurement and Engineering Platform
Representative Director and President, Sony Home Entertainment & Sound Products Inc.